NEWS RELEASE

February 8, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN INTERSECTS 1.1 m OF 26.56 g/t Au, 19.9 m of 1.38 g/t Au

AT ITS ELK DEPOSIT, BC

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report results from the remaining unreported holes drilled in 2010 at the Company’s 100% owned Elk gold project in southern BC. Significant intercepts from holes SND-10-30 to 87 are reported in the table below. The holes were drilled into the resource area where recently a 43-101 compliant resource and the results of a positive Preliminary Economic Assessment (“PEA”) of the open pit potential have recently been reported (see Almaden news release of January 24, 2011). The 2010 drill program was designed to increase the confidence level of the resource and expand the known mineralisation. Results include broad intervals of gold mineralisation such as 7.22 meters of 2.39 g/t gold (hole SND-10-59) and 19.9 meters of 1.38 g/t gold (SND-10-87). High-grade intersections were also intersected including 1.1 meters of 26.56 g/t Au (hole SND-10-34), 2.45 meters of 15.36 g/t gold (hole SND-10-64), 0.8 meters of 21 g/t Au (hole SND-10-59) and 0.8 meters of 25.7 g/t gold (hole SND-10-79).

Morgan Poliquin, CEO of Almaden commented, “These final results from our 2010 program are continued confirmation of both the high grade and bulk tonnage potential of the Elk deposit. We are excited about the resource we have developed at Elk and the positive results of the recently released Preliminary Economic Assessment.”

Brian Alexander, P.Geo., a qualified person under the meaning of National Instrument 43-101, is supervising the 2010 exploration program at the Elk Project and has reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Intervals that returned assays below detection were assigned zero values. Composites were calculated using a cut-off grade of 0.25 g/t gold and with a maximum of 5 meters internal dilution (values below 0.25 g/t). Reported widths are intersection and not true widths.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward  looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.